                                                                   Exhibit 12(b)



                          J. C. Penney Company, Inc.
                      (the Company and all subsidiaries)

          Computation of Ratios of Available Income to Fixed Charges

                                             52 weeks     52 weeks
                                              ended        ended
                                             --------     --------
                                             Jul. 27,     Jul. 29,
                                               1996         1995
                                             --------     --------
($ Millions)

Income from continuing operations
  (before income taxes and
  before capitalized interest)               $1,265       $1,557
                                             ------       ------

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                        102          95
     On short term debt                         110         120
     On long term debt                          281         236
     On capital leases                            6           6
     Other, net                                   2           0
                                             ------      ------
                   Total fixed charges          501         457
                                             ------      ------

                   Total available income    $1,766      $2,014
                                             ======      ======

Ratio of available income to fixed charges      3.5         4.4
                                             ======      ======



The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 week period are inappropriate.